Exhibit 99.1

604    Page 1 of 2    15 July 2001

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Alterity Therapeutics Limited

ACN/ARSN	080 699 065

1. Details of substantial holder (1)

Name	The Bank of New York Mellon Corporation (BNYMC) and each Group Entity listed in Annexure A (Group Entity), (together BNYMC Group)

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	03/July/2025

The previous notice was given to the company on	22/May/2025

The previous notice was dated	21/May/2025

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice
	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary shares	2,466,998,317	27.03%	2,559,017,317*	28.04%*
			*See Note 1 in Annexure C

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected
See Annexure B

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person’s votes
See Annexure C

604    Page 2 of 2    15 July 2001

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
BNYMC and each Group Entity	Each Group Entity is an associate of BNYMC pursuant to section 12(2)(a) of the Corporations Act 2001 (Cth) as each entity is directly or indirectly owned and controlled by BNYMC.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Bank of New York Mellon Corporation	240 Greenwich Street, New York, NY 10286 USA
Each Group Entity	240 Greenwich Street, New York, NY 10286 USA

Signature

print name	Kevin Lockhart	capacity	Attorney-In-Fact

sign here	/s/ Kevin Lockhart	date	04/July/2025

Annexure A

This is Annexure A of 1 page referred to in Form 604 Notice of Change of Interests of Substantial Holder given by The Bank of New York

Mellon Corporation and its related bodies corporate.

The Bank of New York Mellon Corporation is the ultimate parent company of a corporate group comprised of a large number of operating and holding companies. Details of the entities directly owned and controlled by The Bank of New York Mellon Corporation are listed below.

●	The Bank of New York Mellon

●	Pershing Group LLC

●	Pershing LLC

print name	Kevin Lockhart	capacity	Attorney-In-Fact

sign here	/s/ Kevin Lockhart	date	04/July/2025

Annexure B

This is Annexure B of 1 page referred to in Form 604 Notice of Change of Interests of Substantial Holder given by The Bank of New York Mellon Corporation and its related bodies corporate

Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and number of securities affected (Ordinary Shares)	Person’s votes affected
27-May-2025	The Bank of New York Mellon	Deposit of securities	N/A	9,600,000	9,600,000
2-Jun-2025	The Bank of New York Mellon	Deposit of securities	N/A	2,659,200	2,659,200
11-Jun-2025	The Bank of New York Mellon	Deposit of securities	N/A	21,5646000	21,564,600
12-Jun-2025	The Bank of New York Mellon	Deposit of securities	N/A	3,000,000	3,000,000
13-Jun-2025	The Bank of New York Mellon	Deposit of securities	N/A	1,800,000	1,800,000
17-Jun-2025	The Bank of New York Mellon	Deposit of securities	N/A	7,087,200	7,087,200
20-Jun-2025	The Bank of New York Mellon	Deposit of securities	N/A	9,000,000	9,000,000
24-Jun-2025	The Bank of New York Mellon	Deposit of securities	N/A	13,500,000	13,500,000
26-Jun-2025	The Bank of New York Mellon	Deposit of securities	N/A	1,200,000	1,200,000
27-Jun-2025	The Bank of New York Mellon	Deposit of securities	N/A	9,000,000	9,000,000
1-Jul-2025	The Bank of New York Mellon	Deposit of securities	N/A	7,608,000	7,608,000
2-Jul-2025	The Bank of New York Mellon	Deposit of securities	N/A	3,000,000	3,000,000
3-Jul-2025	The Bank of New York Mellon	Deposit of securities	N/A	3,000,000	3,000,000

Print Name -	Kevin Lockhart	Capacity -	Attorney-In-Fact

Sign Here	/s/ Kevin Lockhart	Date -	04 July 2025

Annexure C

This is Annexure C of 2 pages referred to in Form 604 Notice of
Change of Interests of Substantial Holder given by The Bank of New
York Mellon Corporation and its related bodies corporate
Present relevant interests

Holder of relevant interest	Nature of relevant interest	Class and number of securities
The Bank of New York Mellon (BNYM)

Remote Interest Held Under Deposit Agreement

Relevant interest under section 608(1)(c) of the Corporations Act 2001 (Cth) arising from BNYM having the limited power to dispose of, or control the exercise of a power to dispose of, securities deposited with or held by BNYM (or its custodian or agent) in its capacity as depositary administering an ADR program for Alterity Therapeutics Limited (Company) under the Deposit Agreement dated January 2, 2008 between the Company, holders of American depositary receipts (ADRs) and BNYM (Deposit Agreement).

[*See Note 1 below].

2,559,016,348 ordinary shares
BNYMC Group (other than BNYM)

Relevant interest under section 608(3)(a) and/or section 608(3)(b) of the Corporations Act 2001 (Cth) being a relevant interest held through a body corporate (namely BNYM) in which the voting power of each other entity in the BNYMC Group is above 20%, or that each other entityin the BNYMC Group controls.

[*See Note 1 and Note 2 below]

2,559,016,348 ordinary shares
Pershing LLC	Relevant interest under sections 608(1) of the Corporations Act 2001 (Cth) arising from Pershing LLC being the registered owner of the securities.	969 ordinary shares
BNYMC Group (other than Pershing LLC)

Relevant interest under section 608(3)(a) and/or section 608(3)(b) of the Corporations Act 2001 (Cth) being a relevant interest held through a body corporate (namely Pershing LLC) in which the voting power of each other entity in the BNYMC Group is above 20%, or that each other entity in the BNYMC Group controls.

[*See Note 2 below]

969 ordinary shares

NOTES:

*	Note 1: Of the total of 2,559,017,317 securities in which the BNYMC Group has a relevant interest, BNYM has a relevant interest in 2,559,016,348 securities as depositary for Alterity Therapeutics Limited ADR program administered under the Deposit Agreement. BNYM's relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting instructions for the exercise of voting rights attached to the securities. BNYMC Group's power to vote or dispose of these securities is qualified accordingly.

*	Note 2: Each Group Entity is a direct or indirect wholly owned subsidiary of BNYMC, the ultimate parent company. Other than BNYM in respect of 2,559,016,348 securities (of which BNYM's power to only dispose of 2,559,016,348 securities is limited - see Note 1), and Pershing LLC in respect of 969 securities, none of the BNYMC Group entities are entitled to be registered as holder of the securities and their power to vote or dispose of the securities is qualified accordingly.

print name	Kevin Lockhart	capacity	Attorney-In-Fact

sign here	/s/ Kevin Lockhart	date	04/July/2025